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AB 3/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALERUS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 COLUMBIA RD S
(No. and Street)

GRAND FORKS (City) ND (State) 58201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN H KRAFT 701-795-4072
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ + ASSOCIATES, PC
(Name – *if individual, state last, first, middle name*)

401 DEMERS AVE., STE. 300 (Address) GRAND FORKS (City) ND (State) 58201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M 3/6

OATH OR AFFIRMATION

I, BRIAN KRAFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALERUS SECURITIES CORPORATION, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. DURKIN
Notary Public
State of North Dakota
My Commission Expires Sept. 20, 2014

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008

TOGETHER WITH INDEPENDENT AUDITOR'S REPORT

TABLE OF CONTENTS

* * * * * * * * * * *

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

We have audited the accompanying statement of financial condition of Alerus Securities Corporation as of December 31, 2009 and 2008, and the related statements of income, stockholder's equity and cash flows for the years ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alerus Securities Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 23, 2010

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

ALERUS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2009 and 2008

ASSETS	2009	2008
CURRENT		
Cash and Cash Equivalents	$ 367,904	$ 644,781
Cash Segregated Under Federal and Other Regulations	493,887	705,699
Marketable Securities	1,891,411	1,823,388
Interest Receivable	19,580	20,024
Commission Receivable	116,463	128,937
Income Tax Receivable	19,784	
Prepaid Expenses	18,660	21,945
Deferred Income Taxes	4,838	1,353
Total Current Assets	$ 2,932,527	$ 3,346,127
PROPERTY AND EQUIPMENT		
Furniture and Equipment	$ 148,271	$ 148,271
Accumulated Depreciation	(148,271)	(148,271)
Net Property and Equipment	$ -	$ -
OTHER ASSETS		
Acquisition Goodwill	$ 255,015	$ 255,015
TOTAL ASSETS	$ 3,187,542	$ 3,601,142
LIABILITIES		
CURRENT		
Accrued Expenses	$ 121,879	$ 115,737
Payable to Customers	523,995	751,304
Income Taxes Payable	-	223,705
Payable to Clearing Oranizations	-	9,400
Total Current Liabilities	$ 645,874	$ 1,100,146
LONG-TERM		
Deferred Taxes	$ 65,341	$ 57,179
STOCKHOLDER'S EQUITY		
COMMON STOCK ($.01 Par Value- 1,500 Shares Authorized, 50 Shares Issued and Outstanding)	$ 1	$ 1
ADDITIONAL PAID-IN CAPITAL	1,600,914	1,600,914
RETAINED EARNINGS	875,412	842,902
Total Stockholder's Equity	$ 2,476,327	$ 2,443,817
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,187,542	$ 3,601,142

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 1,492,530	$ 1,845,120
Investment Income (Loss)	(29,805)	244,003
Total Revenue	$ 1,462,725	$ 2,089,123
EXPENSES		
Employee Compensation and Benefits	$ 1,067,349	$ 996,052
Education and Training	4,443	8,779
Occupancy Costs	57,242	48,164
Advertising and Promotion	13,864	16,611
Brokerage, Exchange and Clearance Fees	80,916	123,519
Other Operating Expenses	191,642	193,303
Total Expenses	$ 1,415,456	$ 1,386,428
NET INCOME BEFORE INCOME TAXES	$ 47,269	$ 702,695
Income Tax Expense	14,759	281,742
NET INCOME	$ 32,510	$ 420,953

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2007	$ 1	$ 1,600,914	$ 421,949	$ 2,022,864
Net Income 2008			420,953	420,953
BALANCE, DECEMBER 31, 2008	$ 1	$ 1,600,914	$ 842,902	$ 2,443,817
Net Income 2009			32,510	32,510
BALANCE, DECEMBER 31, 2009	$ 1	$ 1,600,914	$ 875,412	$ 2,476,327

See Accompanying Notes to the Financial Statements

ALERUS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
OPERATING ACTIVITIES		
Net Income	$ 32,510	$ 420,953
Adjustments to Reconcile Net Income to		
Net Cash Provided (Used) by Operating Activities:		
Deferred Income Taxes	4,677	8,178
(Gains) Losses on Investments	124,528	(134,515)
Effects on Operating Cash Flows Due to Changes in:		
Interest Receivable	444	(4,482)
Prepaid Expenses	3,285	(3,835)
Commissions Receivable	12,474	14,707
Income Taxes Receivable	(19,784)	
Cash Segregated under Federal and Other Regulations	211,812	(28,544)
Investments	(192,551)	(306,978)
Accrued Expenses	6,142	6,216
Payable to Clearing Organizations	(9,400)	(2,026)
Payable to Customers	(227,309)	(50,331)
Income Taxes Payable	(223,705)	(48,894)
NET CASH USED BY OPERATING ACTIVITIES	$ (276,877)	$ (129,551)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	644,781	774,332
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 367,904	$ 644,781

See Accompanying Notes to the Financial Statements

generally computed as if each company had filed a separate return, and any tax benefits realized by a company as a result of filing a consolidated return are paid to the company providing the benefits.

The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions, and other evidence. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination.

Use of Estimates in the Preparation of Financial Statements The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification Certain amounts have been reclassified in prior years to conform to the current period presentation.

NOTE 2 RESTRICTED CASH

Cash and cash equivalents include amounts of cash that are restricted in nature. This cash is restricted because it must be kept on hand at a respective broker-dealer in order to enter into transactions with them. At December 31, 2009 and 2008, the amount of cash restricted for RBC Dain was $100,000.

NOTE 3 CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, at December 31, 2009, cash required to be segregated under federal and other regulations reflects $493,887 that was segregated for the exclusive benefit of customers. An additional transfer of $53,617 was made to the special reserve account for the exclusive benefit of customers on January 4, 2010 pursuant to the January 01, 2010 customer reserve calculation.

The Company is subject to the Possession or Control Requirements under Rule 15c3-3 as it relates to the trading activity of agricultural cooperatives. For the year ending December 31, 2009 and 2008, there were no items which were required to be reduced to possession or control and thus the Company is in compliance with the requirements of such under Rule 15c3-3.

NOTE 4 MARKETABLE SECURITIES

Marketable securities owned by the Company are considered as Trading under FASB ASC 320 and at December 31, 2009 and 2008 are as follows:

	12-31-09	12-31-08
Obligations of U.S. Government	$1,891,411	$1,823,388

Proceeds from the sale of trading securities for the years ended December 31, 2009 and 2008 were $140,000 and $45,000, respectively. Gross losses recognized on these sales were $0 and $0, for the years ended December 31, 2009 and 2008, respectively. For the years ended December 31, 2009 and 2008 gross gains recognized on these were $1,662 and $4,472, respectively.

NOTE 5 PAYABLE TO CUSTOMERS

Amounts payable to investment customers are directly related to cash transactions arising from the trading activity of agricultural securities and amounted to $523,995 and $751,304 as of December 31, 2009 and 2008, respectively.

NOTE 6 RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies due to common ownership by Alerus Financial Corporation. Certain common costs, which are incurred by one member of the group, may benefit the other members. Allocation of these costs is done according to the discretion of management. These costs relate primarily to services provided and costs incurred in the areas of administrative and management support. These cost allocations may not be representative of the costs that would have been incurred had the Company been operating independently. Reimbursements by the Company for services provided and expenses incurred by Alerus Financial for the years ending December 31, 2009 and 2008 amounted to $119,136 and 78,240, respectively. Cost incurred by the Company on behalf of Alerus Financial for the years ending December 31, 2009 and 2008 amounted to $0 and $11,709, respectively.

Affiliated companies own the facilities occupied by Alerus Securities Corporation. The facility leases are classified as operating leases and are on a month to month basis. Rental payments amounted to $56,652 and $48,164 for the years ended December 31, 2009 and 2008, respectively. Future lease commitments to affiliated companies extend through 2010 and amount to $56,652.

NOTE 7 EMPLOYEE RETIREMENT PLAN

The Company participates in the employee defined contribution retirement plans including a noncontributory profit sharing plan, an employee stock ownership plan (ESOP) and a salary reduction profit sharing plan of Alerus Financial Corporation. The plans cover substantially all full-time employees upon satisfying prescribed eligibility requirements for age and length of service. Contributions to the noncontributory profit sharing plan and the ESOP are determined annually by the Board of Directors at their discretion and allocated to participants based on a percentage of annual compensation. Under the salary reduction profit sharing plan, the Company contributes 100 percent of amounts deferred by employees up to 3 percent of eligible compensation and 50 percent of amounts deferred by employees between 3 percent and 6 percent of eligible compensation. Contributions to the Plans for 2009 and 2008 were $52,469 and $53,273, respectively.

NOTE 8 GOODWILL

In December 1998, the Corporation acquired the assets of a business which provides brokerage services. The asset purchase resulted in goodwill being recorded in the amount of $319,879. The amount of accumulated amortization at December 31, 2009 was $64,864. The carrying value of the goodwill at December 31, 2009 was $255,015.

Effective January 1, 2002, the Corporation applied FASB ASC 350, goodwill and other intangible assets, which requires the Corporation to cease amortization of goodwill effective January 1, 2002, and instead requires the Corporation to test goodwill for impairment. The Corporation tests for impairment June 30 of each year. There were no changes in the carrying amount of $255,015 of goodwill due to impairment for the years ended December 31, 2009 and 2008.

NOTE 9 INCOME TAXES

The total applicable income taxes reported in the statement of income for the years ended December 31, 2009 and 2008 includes the following components:

	2009	2008
Current:		
Federal	$ 10,082	$236,032
State	-	37,532
Total	$ 10,082	$273,564
Deferred:		
Federal	$ 6,315	$ 6,900
State	(1,638)	1,278
Total	$ 4,677	$ 8,178
Total Current and Deferred:		
Federal	$ 16,397	$242,932
State Total	(1,638)	38,810
	$ 14,759	$281,742

Net long-term deferred income taxes are included in other liabilities for the years ended December 31, 2009 and 2008. Net short-term deferred taxes are included as current assets on the balance sheet. Significant temporary differences between tax and financial reporting that give rise to net deferred tax liabilities are as follows at December 31, 2009 and 2008.

	2009	2008
Deferred Tax Assets		
Accrued Flexible Time Off	$ 2,029	$ 1,353
State NOL Carryforward	2,809	
Net Current Deferred Tax Asset	$ 4,838	$ 1,353
Deferred Tax Liabilities		
Goodwill Amortization	$ 65,341	$ 57,179
Net Long-Term Deferred Tax Liability	$ 65,341	$ 57,179
Net Deferred Tax Liabilities	$ 60,503	$ 55,826

The Company files a consolidated federal income tax return with its parent and affiliated companies. Amounts payable by the Company in connection with filing a consolidated federal income tax return amounted to $10,082 at December 31, 2009 and $236,032 at December 31, 2008.

It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the IRS, generally for three years after they were filed.

NOTE 10 DEPRECIATION EXPENSE

Depreciation expense charged to operations was $0 in 2009 and 2008.

NOTE 11 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined under this rule) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

The Company, as defined under Rule 15c3-1, accepts deposits from customers and handles the transition of cash between the clearing broker and customers. It is subject to the $250,000 net capital requirements for clearing-broker dealers. As of December 31, 2009, the Company had net capital of $2,137,872 which was $1,887.872 in excess of its required net capital of $250,000. The Company's net capital ratio (aggregated indebtedness to net capital) was .07 to 1 to aggregate indebtedness.

NOTE 12 LINE OF CREDIT

As of December 31, 2009, the Company had a revolving line of credit with the availability of $2,000,000. As of December 31, 2009, no amounts are outstanding against this line of credit.

Bank advances on the credit line are payable on demand and carry a variable interest rate of 2.25 percent which was 1 percent less than the prime rate published by Bloomberg of 3.25 percent as of December 31, 2009. The credit line is unsecured and matures on June 1, 2010.

NOTE 13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted FASB ASC 820, *Fair Value Measurements*, for the year ended December 31, 2008. FASB ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under FASB ASC 820 have been included in this Note.

Fair Value Hierarchy
Under FASB ASC 820, assets and liabilities are grouped at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Companies own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques.

Determination of Fair Value
Under FASB ASC 820, fair values are based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is Company practice to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in FASB

ASC 820. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, would be based primarily upon the Companies own estimates, would be calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results would not be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could affect the results of current or future values.

The only balance sheet items maintained at fair value as of December 31, 2009 and 2008 were investment securities held as trading assets under FASB ASC 320. These investment securities were recorded at fair value on a recurring basis and valued under "Level 2" within the Fair Value Hierarchy as detailed above by the Company. Fair value of the trading securities as of December 31, 2009 and 2008, were $1,891,411 and $1,823,388, respectively. The realized and unrealized gains (losses) related to trading securities recognized in the Statement of Income amounted to $(124,528) and $134,515 for the years ending December 31, 2009 and 2008, respectively.

<u>NOTE 14</u> CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances with certain financial institutions. The amount on deposit at December 31, 2009 exceeded the insurance limits of the Federal Deposit Insurance Corporation of $250,000 by approximately $424,024.

<u>NOTE 15</u> SUBSEQUENT EVENTS

No significant events occurred subsequent to the Company's year end. Subsequent events have been evaluated through February 23, 2010, which is the date these financial statements were available to be issued.

* * * * * * * * * * * *

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2009

SCHEDULE I
ALERUS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2009

Total Stockholder's Equity Qualified for Net Capital		$ 2,476,327
Deductions and Charges		
Non Allowable Assets		
Acquisition Goodwill	$ 255,015	
Prepaid Expenses	18,660	273,675
Net Capital Before Haircuts on Securities Positions		$ 2,202,652
Haircuts on Securities		
Trading and Investment Securities		
U.S. Government Agencies	$ 62,573	
Money Market Funds and Other	2,207	64,780
NET CAPITAL		$ 2,137,872
AGGREGATE INDEBTEDNESS		
Items Included in Consolidated Statements of Financial Condition		
Payable to Clearing Broker		$ 7,202
Brokerage Commissions Payable		55,622
Accrued Expenses on Employee Benefit Plans		29,435
Other Accounts Payable and Accrued Expenses		553,615
Less: Cash in Special Reserve		(493,887)
AGGREGATE INDEBTEDNESS		$ 151,987
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 250,000
Excess Net Capital at 1500%		$ 2,127,740
Excess Net Capital at 1000%		$ 2,122,673
Ratio: Aggregate Indebtedness to Net Capital		.07 to 1

There are no material differences between the computation of net capital above and the calculation performed by Alerus Securities for regulatory filings.

SCHEDULE II
ALERUS SECURITIES CORPORATION
COMPUTATION FOR RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934
As of December 31, 2009

Credit Balances		
Free credit balances and other credit balances in customers' security accounts.	$ 523,995	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned.	-	
Customers' securities failed to receive.	-	
Credit balances in firm accounts which are attributable to principal sales to customers.	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	-	
Market value of short security count differences over 30 calendar days old.	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during	-	
Other	-	
Total Credit Balances		$ 523,995
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	-	
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	-	
Failed to deliver of customers' securities not older than 30 calendar days.	-	
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts.	-	
Other	-	
Total Debit Balances		-
Reserve Computation		
Excess of total debits over total credits.		$ 523,995
Amount held on deposit in "Reserve Bank Account"	$ 493,887	
Amount on deposit (or withdrawal)	53,617	
New amount in Reserve Bank Account after adding deposit or subtracting withdrawal		$ 547,504
Date of Deposit		01/04/10
Frequency of Computation	Weekly	

There are no material differences between the computation of reserve requirements above and the calculation performed by Alerus Securities for regulatory filings.

BRADY MARTZ

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

To the Board of Directors
Alerus Securities Corporation
Grand Forks, North Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Alerus Securities Corporation (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498

OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 23, 2010

ALERUS SECURITIES CORPORATION

GRAND FORKS, NORTH DAKOTA

REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2009

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors

Alerus Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (the Transitional Assessment Reconciliation Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Alerus Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Alerus Securities Corporation's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alerus Securities Corporation's management is responsible for the Alerus Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and bank statements noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting the following differences:

   a. Total revenue from the original SIPC-7T filed did not match the total revenue on X-17A-5. The difference was due to an incorrect amount of revenue reported on SIPC-7T in the amount of $94,724. The exception was discovered by the client and an amended SIPC-7T was filed on February 10, 2010. As a result, an additional assessment was calculated in the amount of $236 and was submitted at that time.

   b. General Assessment per the original and amended SIPC-7T form filed did not match X-17A-5. The difference was due to the timing of the final payments which were submitted by February 10, 2010 for the year ending December 31, 2009.

BRADY, MARTZ & ASSOCIATES, P.C.
401 Demers Avenue Suite 300 P.O. Box 14296
Grand Forks, ND 58208-4296 (701) 775-4685 Fax (701) 795-7498
OTHER OFFICES: Minot and Bismarck, ND
Thief River Falls, MN

3. We compared adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. We reviewed for overpayments which would be applied to the current assessment with the Form SIPC-7T on which it was originally computed. No such overpayments were noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brady Martz

Brady Martz & Associates
Grand Forks, ND

February 15, 2010

AMENDED

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047152 FINRA DEC
ALERUS SECURITIES CORPORATION 14*14
2300 S COLUMBIA RD
GRAND FORKS ND 58201-5826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Kraft 701-795-4072

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,614.00

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (881.84)
   7/17/09
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 1,732.16

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,732.16

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ [redacted] (Already paid 1496.16)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alerus Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4th day of February, 20 10.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,053,340

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. 52,074

Total additions 1,105,414

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 59,649

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 59,649

2d. SIPC Net Operating Revenues $ 1,045,765

2e. General Assessment @ .0025 $ 2,614

(to page 1 but not less than $150 minimum)

ORIGINAL FORM SUBMITTED

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047152 FINRA DEC
ALERUS SECURITIES CORPORATION 14*14
2300 S COLUMBIA RD
GRAND FORKS ND 58201-5826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Kraft 701-795-4072

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 2,378.00
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 7/17/09 Date Paid	(881.84)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1496.16
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 1496.16
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 1496.16	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alerus Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of January, 20 10.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 958,617
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management ~~of~~ or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	52,074
Total additions	1,010,691
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	59,649
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	59,649
2d. SIPC Net Operating Revenues	$ 951,042
2e. General Assessment @ .0025	$ 2,378

(to page 1 but not less than $150 minimum)